SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
ANNOUNCEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Announcement dated February 13, 2003.	4

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ANNOUNCEMENT

February 13, 2003

Eksportfinans Announces Redemption of its 8.70% Preferred Capital Securities

Oslo, Norway — February 13, 2003 — Eksportfinans ASA announced today that it will redeem all of its outstanding 8.70% Preferred Capital Securities, CUSIP No. R20543162 (the “Preferred Capital Securities”). The redemption date for these Preferred Capital Securities will be March 20, 2003.

The redemption price for the Preferred Capital Securities will be equal to $25.00 per Preferred Capital Security. Holders of record on March 5, 2003 will be entitled to the final interest payment on the Preferred Capital Securities on March 20, 2003.

Preferred Capital Securities may be surrendered to DB Services Tennessee, Inc., as follows:

First Class/Registered/Certified Mail	Express Delivery Only	Hand Delivery Only

DB Services Tennessee, Inc.	DB Services Tennessee, Inc.	DTCC
Corporate Trust and Agency Services	Corporate Trust and Agency Services	c/o Transfer Agent Drop Service
Securities Payment Unit	Securities Payment Unit	Jeanette Park Entrance
P.O. Box 291207	648 Grassmere Park Road	55 Water Street, 1st Floor
Nashville, TN 37229-1207	Nashville, TN 37211	New York, NY 10041-0099

Registered or certified mail, properly insured, is suggested for delivery of the Securities.

Eksportfinans ASA first issued the Preferred Capital Securities in January 1993 in an aggregate principal amount of US$100 million. The securities currently trade on the New York Stock Exchange under the symbol “EKPPr”.

For more information about Eksportfinans ASA, please visit the company’s web site at www.eksportfinans.no.

Note to the editor (not for publication):
For further information, please contact [        ],
telephone [        ]

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